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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                             PARLUX FRAGRANCES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   701645103
                                 (CUSIP Number)

                              John F. Ballard, Esq.
                     Buckingham, Doolittle & Burroughs, LLP
                        One Cleveland Center - Suite 1700
                                 1375 E. 9th St.
                               Cleveland, OH 44114
                                 (216) 621-5300
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 5, 1998
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No. 701645103                                         Page    1    of    5    Pages
                                                                 --------   -------

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         North Shore Associates, L.P.   (TIN: 11-3090062 )

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]            (b) [ ]


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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                            [ ]


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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                                            7      SOLE VOTING POWER
                  NUMBER OF                          755,000
                                            ------------------------------------------------
                   SHARES                   8      SHARED VOTING POWER
                BENEFICIALLY
                  OWNED BY
                                            ------------------------------------------------
                   EACH                     9      SOLE DISPOSITIVE POWER
                 REPORTING
                   PERSON                            755,000
                                            ------------------------------------------------
                    WITH                    10     SHARED DISPOSITIVE POWER

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


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
--------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.1%
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14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------------------

           *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
                 OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $ 0.01 per share (the "Common Stock"), of Parlux Fragrances, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 3725 S.W. 30th Avenue, Fort Lauderdale, FL 33312.

Item 2. Identity and Background

     This statement is filed by North Shore Associates, L.P. ("North Shore"), a Delaware limited partnership, whose business address (the "Business Address") is c/o North Country Capital Corp., 980 North Federal Highway, Suite 310A, Boca Raton, FL 33432. The sole general partner of North Shore is NSA Management, L.P. ("NSA"), a Delaware limited partnership. The sole general partner of NSA is North Country Capital Corp. ("North Country"), a Florida corporation. Mr. Robert
H. Siegler is the sole officer, shareholder and director of North Country. The business addresses of NSA, North Country and Mr. Siegler are the Business Address.

     The principal business of North Shore is investing in United States and foreign securities. The sole business of NSA is to act as the general partner of North Shore. The principal business of North Country is to act as the general partner of NSA, and indirectly, through NSA, to manage and direct the affairs of North Shore.

     Mr. Siegler's present principal occupation is as a Managing Director of J.W. Charles Securities, Inc., 980 North Federal Highway, Suite 210, Boca Raton, FL 33432.

     None of North Shore, NSA, North Country or Mr. Siegler have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree and final order enjoining future violations of,


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or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     North Shore beneficially owns 755,000 shares (the "Shares"), or approximately 5.1%, of the outstanding Common Stock of the Issuer. The Shares were purchased in transactions on the NASDAQ Stock Market for an aggregate consideration of $1,728,997. The Shares were acquired by North Shore from working capital.

Item 4.  Purpose of Transaction

     The Shares have been acquired by North Shore for investment purposes.

     North Shore, depending upon market conditions and other factors, in the future may acquire beneficial ownership of additional shares of Common Stock or dispose of all or a portion of the Common Stock which North Shore beneficially owns or hereafter may acquire. North Shore has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, or changes in the Issuer's charter or bylaws, or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5. Interest in Securities of the Issuer

    North Shore beneficially owns 755,000 shares (the "Shares"), or approximately 5.1% of the outstanding stock of the issuer. North Shore has the sole power to vote and direct the disposition of the Shares; except that, by virtue of their control relationships as described in Item 2, above, NSA, North Country and Mr. Siegler have the power, directly or indirectly, to control the voting and disposition of such Shares.

    North Shore has engaged in the following transactions, all of which were effectuated on the NASDAQ Stock Market, in the Issuer's Common Stock in the last sixty days:

                              Date       No. of Shares             Price Per Share

                           06/08/98         29,000                     2.03
                           06/15/98         25,826                     2.03
                           07/22/98         15,000                     1.9675
                           06/23/98         20,000                     1.9675
                           06/24/98         10,174                     1.99875
                           08/03/98         10,000                     1.53
                           08/04/98          5,200                     1.53
                           08/05/98         19,800                     1.53
                           08/05/98         10,000                     1.405
                           08/05/98         10,000                     1.28



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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer

     Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between North Shore and any persons with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

     None

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


August 14, 1998                  NORTH SHORE ASSOCIATES, L.P.
                                 By:  NSA MANAGEMENT, L.P., General Partner
                                 By:  NORTH COUNTRY CAPITAL CORP., General Partner
                                 By:  /s/ Robert H. Siegler
                                      ------------------------------------------
                                      Robert H. Siegler, President





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